UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 11)

Marchex, Inc.
(Name of Issuer)

Class B common stock, par value $0.01 per share
(Title of Class of Securities)

56624R108
(CUSIP Number)

Jonathan Brolin Edenbrook Capital, LLC 2 Depot Plaza Bedford Hills, NY 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	56624R108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
5,784,691
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
5,784,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,784,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.08%
14	TYPE OF REPORTING PERSON (See Instructions)
IA,OO

SCHEDULE 13D/A

CUSIP No.	56624R108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
4,836,428
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
4,836,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,836,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.61%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D/A

CUSIP No.	56624R108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
5,784,691
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
5,784,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,784,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.08%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 11 (“Amendment No. 11) amends and supplements the statements on Schedule 13D/A filed with the Securities and Exchange Commission (the “SEC”) on December 26, 2018 (the “Last Schedule 13D/A”) and Amendment No. 10 to the Last Schedule 13D/A filed with the SEC on August 13, 2019 (“Amendment No.10”), with respect to the Class B common stock, par value $0.01 (the “Class B Common Stock”) of Marchex, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 11 have the meanings set forth in the Last Schedule 13D/A. This Amendment No. 11 amends Items 3, 4 and 5 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 5,784,691shares of Class B Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Class B Common Stock directly owned by the private funds advised by Edenbrook is approximately $19,063,185. The Class B Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.     Purpose of Transaction

Following the Issuer's second quarter earnings report and conference call, as well as meetings between Edenbrook and Issuer's management, Edenbrook believes that the estimates of value included in its December 26, 2018 amended 13D filing, and related letter to Issuer's management, are more conservative than it previously believed.

Except as set forth herein, no Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D. The Reporting Persons continually evaluate their investment in the Class B Common Stock and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Class B Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Class B Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Class B Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 5,784,691 shares of Class B Common Stock, constituting 15.08% of the shares of Class B Common Stock, based upon 38,352,228 shares of Class B Common Stock outstanding as of August 6, 2019, as reported in the Issuer’s Quarterly Report on form 10-Q filed by the Issuer on August 8, 2019, and (ii) the Fund may be deemed to be the beneficial owner of 4,836,428 shares of Class B Common Stock, constituting 12.61% of the shares of Class B Common Stock based upon 38,352,228 shares of Class B Common Stock outstanding as of August 6, 2019, as reported in the Issuer’s Quarterly Report on the form 10-Q filed by the Issuer on August 8, 2019.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 5,784,691shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 5,784,691 shares of Class B Common Stock.

 The Fund has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 4,836,428 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 4,836,428 shares of Class B Common Stock.

(c)   The transactions by the Reporting Persons in the securities of the Issuer since the last filing are set forth in Schedule A. All such transactions were carried out in open market transactions.

(d)  No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or procees from the sale of, the shares of Class B Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e)  Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2019
Dated EDENBROOK CAPITAL, LLC
/s/ Jonathan Brolin
Signature

Name: Jonathan Brolin

Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

BY: Edenbrook Capital Partners, LLC

Its General Partner

/s/ Jonathan Brolin
Signature

Name: Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin
Signature

JONATHAN BROLIN

Exhibit A

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Trade Date	Shares Purchased	Price Per hare
2019-08-27	10,000	3.2685
2019-08-27	10,000	3.2541
2019-09-10	163	3.2300
2019-09-10	7,819	3.2000
2019-09-17	899	3.3069
2019-09-18	24,543	3.2693
2019-09-19	11,058	3.2545
2019-09-19	850	3.2388
2019-09-24	11,273	3.2657
2019-09-25	52,400	3.3177